[Cardinal Health, Inc. Letterhead]

March 28, 2008

VIA EDGAR AND OVERNIGHT COURIER

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Health, Inc.
Form 10-K for Fiscal Year Ended June 30, 2007
Filed August 24, 2007
File No. 001-11373

Dear Ms. Jenkins:

On behalf of Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated March 19, 2008, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K For Fiscal Year Ended June 30, 2007

Note 2. Business Combination, page 69

1.	We note your disclosure indicating that the charges allocable to IPR&D for the Viasys acquisition were determined by an independent third-party appraisal. In addition, within Note 4 to your financial statements, we note that during the three months ended December 31, 2006, a valuation of Global Healthcare Exchange, LLC was performed by an independent third-party. Given your references to the use of such valuations, the experts that prepared such valuations should be named, and the respective consents of such experts should be filed as exhibits to your Exchange Act reports.

Tia Jenkins

March 28, 2008

Response: Rule 436 under Regulation C provides, in part:

a.	If any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus, the written consent of the expert or counsel shall be filed as an exhibit to the registration statement and shall expressly state that the expert or counsel consents to such quotation or summarization.

b.	If it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts, the written consents of such persons shall be filed as exhibits to the registration statement.

The IPR&D charge related to the Viasys acquisition and the impairment related to the Company’s investment in Global Healthcare Exchange, LLC were both determined by management. The Company did not rely on these advisors as experts but rather used their work product as an input in management’s decision to recognize the applicable charge or impairment. In this regard, the work of the third-parties assisted the Company’s own evaluations, rather than substituted for them. As such, the Company’s references to the third-party valuations were intended for informational purposes only. The Company believes that there was no disclosure of any portion of these reports that requires consent under Rule 436(a), nor were the references made to demonstrate reliance upon the work of the third-parties that would have implicated Rule 436(b). Accordingly, the Company does not believe that consents are required under the Rule. Nevertheless, in light of the Staff’s remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments, the Company understands that the Staff interprets the Rule as set forth in the Staff’s comment above. As such, in the future the Company will not reference the work of third-parties unless it is prepared to name the third-parties and obtain consents. With regard to the aforementioned IPR&D and impairment charges, commencing with the Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2008, the Company will no longer include the reference to the independent third-party appraisals in its future filings.

Schedule II – Valuation and Qualifying Accounts, page 130

2.	Please report restructuring accruals on Schedule II or tell us why you do not believe that is necessary.

Tia Jenkins

March 28, 2008

Response:

Schedule II requires certain information regarding valuation and qualifying accounts. The Company does not believe that the restructuring accrual qualifies as a valuation and qualifying account under the rules pertaining to Schedule II. Nevertheless, if one were to conclude that information for the restructuring accrual was required in Schedule II, the Company believes that disclosure in Schedule II is not required because substantially equivalent information is included in the footnotes to the financial statements. Note 4 to the financial statements contains an extensive discussion of special items and impairments, which includes the Company’s restructuring charges. In addition to an extensive discussion of the nature and amounts of the items, the note included a rollforward of the special items accrual for each of the fiscal years ended June 30, 2007, 2006 and 2005. If disclosure of the restructuring accrual were required on Schedule II, the Company believes its financial footnote disclosures satisfy the requirement set forth in Rule 5-04(b) under Regulation S-X for omission of the information from Schedule II.

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As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws
Stuart G. Laws
Chief Accounting Officer

Tia Jenkins

March 28, 2008

cc:	Dave Walz
Securities and Exchange Commission
Ryan Milne
Securities and Exchange Commission
Jeffrey W. Henderson
Cardinal Health, Inc.
Ivan K. Fong
Cardinal Health, Inc.
Irving Dennis
Ernst & Young LLP